Exhibit 99.1

Patria Investments Limited Announces Results of Annual General Meeting Held on June 29, 2022

GRAND CAYMAN, Cayman Islands, June 29, 2022 – Patria Investments (“Patria”) (NASDAQ: PAX), a global alternative asset manager, announced today that the following matters set out in its Notice of Annual General Meeting dated June 13, 2022 were approved at its annual general meeting held on June 29, 2022:

1	the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2021; and

2	the appointment of Jennifer Anne Collins and Glen George Wigney as independent directors of the Company.

About Patria Investments

Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $27.6 billion, and a global presence with offices in 9 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com

Patria Shareholder Relations

Josh Wood: +1 917 769 1611 / josh.wood@patria.com